Spectrum Brands, Inc.
3001 Deming Way
Middleton, Wisconsin 53562
December 20, 2013

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C.  20549
Spectrum Brands, Inc.
Registration Statement on Form S-4
(Registration No. 333-192634)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Spectrum Brands, Inc., a Delaware corporation (the “Company”) and certain of the Company’s subsidiaries (together with the Company, the “Registrants”), hereby request that the effective date of the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) be accelerated to December 23, 2013 at 3:00 p.m. Eastern time or as soon thereafter as may be practicable.

Each of the Registrants hereby acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission	2

We understand that the Staff will consider this request as confirmation by each of the Registrants of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Raphael M. Russo at (212) 373-3309 or Robert C. Goldstein at (212) 373-3405 of Paul, Weiss, Rifkind, Wharton & Garrison LLP.

Sincerely,

Spectrum Brands, Inc.
Applica Consumer Products, Inc.
Applica Mexico Holdings, Inc.
Baldwin Hardware Corporation
DB Online, LLC
HP Delaware, Inc.
HPG LLC
Kwikset Corporation
National Manufacturing Co.
National Manufacturing Mexico A, LLC
National Manufacturing Mexico B, LLC
Price Pfister, Inc.
ROV Holding, Inc.
ROV International Holdings LLC
SB/RH Holdings, LLC
Schultz Company
Toastmaster, Inc.
United Industries Corporation
United Pet Group, Inc.
Weiser Lock Corporation

By:	/s/ Nathan E. Fagre
	Name:	Nathan E. Fagre
	Title:	Vice President, Corporate Secretary, Secretary and/or Assistant Secretary

cc:	Raphael M. Russo, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP